

TRANSMISSÃO PAULISTA

RECEIVED
2005 JUN 21 A 11:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Data São Paulo, June 14, 2005 *Ref.CT/F/02371/2005*



05009134

SUPPL

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing a copy of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista's Call Notice of Relevant Fact, regarding the payment of interest on own capital, published on 06/14/2005, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

PROCESSED
JUN 2 1 2005
THOMSON
FINANCIAL

Enclosure: as above mentioned

Copy to: Arianna Ferreira-Foley
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107


TRANSMISSÃO
PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company – CNPJ 02.998.611/0001-04

Relevant Fact

We inform the shareholders that the Board of Directors, in a meeting held on 06/13/2005, deliberated on the destination of interest on own capital in the amount of R$ 54,354,000.00, corresponding to R$ 0.364095 per lot of a thousand shares, as provided for in § 3, of article 31, of the Bylaws of the Company and in § 7, of article 9, of Law No. 9249/95, observing that:

1. the book credit shall be made on 06/30/2005, and the income tax collection shall be made according to the legislation in effect, except for the legal entities exempted, through the remittance of documents until 06/24/2005 to CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, at Rua Bela Cintra, 847, 6º andar, CEP 01415-903;
2. the Shareholders stated in the share position ascertained on 06/23/2005 shall be entitled to the interest on own capital, being the shares negotiated as from 06/24/2005 in the Stock Exchanges considered "ex-interest on own capital";
3. the value regarding the payment of the interest above may be deducted from the amount of dividends to be paid, as granted by the legislation and Bylaws of the Company; and
4. the financial availability of the respective amounts of interest to the shareholders shall occur in two portions in dates and amounts to be opportunely defined by the Board of Directors and informed to the market.

Banking Credit of Interest on Own Capital

The shareholders will receive the credit according to the record supplied to Banco Itaú S/A, depositary institution of the shares of this Company. The shareholders whose register is not updated (does not have the number of CPF/CNPJ, or banking credit option) will have their revenue credited within 3 (three) working days after their register updating. In this case, the updating may be made in the below mentioned branches or through correspondence addressed to the *Superintendência de Serviços para Empresas* (Services Superintendence for Companies), at Av. Engenheiro Armando de Arruda Pereira, 707 - São Paulo - SP, CEP 04344-902. The shareholders that use fiduciary custody will have the credit of the revenue made according to record supplied to the Stock Exchanges. There will be no monetary adjustment of the values to be paid.

Branches of Banco Itaú S/A

São Paulo (SP) – R. Boa Vista, 176 – 1º subsolo, Centro, CEP 01014-000, fone: 11 3247.3138;
Rio de Janeiro (RJ) – R. 7 de Setembro, 99 - subsolo, Centro, CEP 20050-005, fone: 21 2508-8086;
Belo Horizonte (MG) - Av. João Pinheiro, 195 - térreo, Centro, CEP 30130-180, fone: 31 3249-3524;
Brasília (DF) - SC Sul Quadra 3 - Ed. D' Ângela – bloco A, sobreloja, Centro, CEP 70300-500, fone: 61 316-4850;
Curitiba (PR) – R. João Negrão, 65, sobreloja, Centro, CEP 80010-200, fone: 41 320-4128;
Porto Alegre (RS) – R. Sete de Setembro, 746 - térreo, Centro, CEP 90010-190, fone: 51 3210-9150;
Salvador (BA) - Av. Estados Unidos, 50 - 2° andar, Ed. Sesquicentenário, CEP 40010-120, fone: 71 319-8010.

São Paulo, June 13, 2005

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relation Director